Correspondence

China XD Plastics Company Limited

No. 9 Qinling Road, Yingbin Road Centralized Inudstrial Park,
Harbin Development Zone, Heilongjiang, People’s Republic of China 150078

January 27, 2010
Edward M. Kelly, Esq. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	China XD Plastics Company Limited Registration Statement on Form S-3 Filed December 24, 2009 File No. 333-164027

Dear Mr. Kelly:

Thank you for your comment letter dated January 13, 2010 (the “Comment Letter”) with respect to the above-captioned Registration Statement on Form S-3 filed on December 24, 2009 (the “Original Form S-3”) of China XD Plastics Company Limited, a Nevada corporation (the “Company”).  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.  The Company is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 1 on Form S-3 (the "Amendment") to the Original Form S-3.

General

1.
Based on disclosure in China XD Plastics’ definitive proxy statement on Schedule 14A filed on November 19, 2009, it appears that 8,278,144 shares of common stock are held by non-affiliates.  Given the size of the offering of 7,541,505 shares of common stock by the selling stockholders relative to the number of shares of common stock held by non-affiliates, it appears that the transaction may be a primary offering on behalf of the company rather than a true secondary offering.  China XD Plastics should significantly reduce the size of the offering relative to the number of outstanding shares held by non-affiliates, or provide a supplemental analysis explaining why the transaction is not a primary offering on behalf of the company.  See Interpretation 612.09 in the Securities Act Rules section of our “Compliance & Disclosure Interpretations” which is available on the Commission’s website at http://www.sec.gov.  Alternatively, China XD Plastics should identify the selling stockholders as underwriters in the registration statement, and amend the registration statement to a form the company can use to register a primary offering.

Securities and Exchange Commission
January 27, 2010

Response to Comment 1:

We respectfully disagree with the Staff’s position that this offering by the selling stockholders is an indirect primary offering by the Company.  According to the Staff’s Compliance and Disclosure Interpretation 612.09 (January 26, 2009), whether an offering is a secondary offering or a disguised primary offering is a question of fact and consideration should be given to (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.  Even if all of the selling stockholders were affiliates of the Company (which, as discussed below, is not the case), the offering may be considered a genuine secondary offering under appropriate circumstances, as the Staff has previously recognized in its Compliance and Disclosure Interpretation 212.15 (January 26, 2009), because affiliates of issuers are not necessarily treated as being the alter egos of the issuers.  In addition, according to the Staff’s Compliance and Disclosure Interpretation 216.15 (February 27, 2009), secondary sales may be made even in cases where the affiliate owns more than 50% of the issuer's securities unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer (while this interpretation was given in connection with General Instruction I.B.3 to Form S-3, its rationale is equally applicable in this situation).

Applying the principles outlined above to the relevant facts, we believe that the transaction should be treated as a resale secondary offering.  The following reasons demonstrate that the selling stockholders are neither the alter ego of the Company nor underwriters for an offering by the Company and, therefore, that this transaction is appropriately described as a resale secondary offering:

•
None of the investors who received securities in the private placement of convertible preferred shares and warrants consummated in December 2009 (the “Financing”) is an “affiliate” of the Company, as such term is defined under Rule 405 promulgated under the Securities Act of 1933, as amended.  None of such investors, directly, or indirectly (including through any contractual arrangement), controls, or is controlled by, or is under common control with, the Company.

•
The securities issued as part of the Financing were distributed to 16 investors and none of the selling stockholders in this offering is registering more than approximately 6% of the total number of shares of common stock issued and outstanding as of the Closing Date.

•
The Financing was structured as a traditional PIPE, and not as an equity line of credit.  The investors made customary representations as to their investment intent and agreed to transfer restrictions and legending of certificates.

•
The securities being registered for resale are shares of common stock issued and issuable upon conversion of convertible preferred stock and upon exercise of fixed exercise price warrants with customary adjustments for corporate changes, stock reclassifications and similar events and, with respect to the Series A Warrants, standard full-ratchet anti-dilution protection and, therefore, present no risk of “downward spiral” dilution of current shareholders if the Company’s stock price decreases.

Securities and Exchange Commission
January 27, 2010

•
With the exception of two selling stockholders, who, we have disclosed in this Amendment, are affiliates of broker-dealers, based on representations made by the selling stockholders, none of the selling stockholders are in the business of underwriting securities.

The shares registered pursuant to the Registration Statement constitute 70.1% of the issued and outstanding shares held by non-affiliates and 41.2% of the issued and outstanding shares held by non-affiliates on a fully-diluted basis.  While the number of shares registered pursuant to the Registration Statement is not insignificant, it is only one of the factors the Staff has recognized as relevant for the determination of whether an offering is a secondary offering and has to be viewed in the context of the other the facts described above, which indicate that the offering at issue is a valid secondary offering.

Applying the Staff’s past guidance to the facts outlined above, the Company believes that the relationship between the Company and the selling stockholders and the facts and circumstances of this proposed offering as described above clearly lead to a conclusion that the proposed resale is a valid secondary offering by the selling stockholders listed in the prospectus and that the selling stockholders are not acting as a conduit for an offering of the shares on behalf of the Company or acting underwriters with respect to the securities offered thereby.

If the Staff does not agree with the analysis set forth above, the Company would reduce the size of the offering and register only 3,301,739 shares, representing the shares of common stock issued and issuable upon conversion of the Series C Preferred Stock.

2.
Please revise your prospectus to better disclose how the 15,188 shares of Series C Preferred stock you sold on December 1, 2009 convert in to 3,301,739 shares of common stock.  We note your current disclosure on page 5 that the Series C is convertible at a price of $4.60 per share.  Please also explain how the Series A Warrants are exercisable for 1,320,696 shares, at an exercise price of $5.50 per share, and how the Series B Warrants are exercisable for a maximum of 1,178,722 shares at an exercise price of $0.0001 per share.

Response to Comment 2:

As requested by the Staff we have revised the prospectus on page 5 to disclose the formula for the conversion of the 15,188 shares of Series C Preferred Stock into 3,301,739 shares of Common stock.  Each share of Series C Preferred Stock is convertible into a number of shares of Common Stock equal to the conversion rate.  The conversion rate is calculated by dividing the conversion amount per share of Series C Preferred Stock, which on the Closing Date was $1,000, by the conversion price, which on the Closing Date was $4.60.

We have also revised the Prospectus to disclose (i) that the Series A Warrants are exercisable for cash at an exercise price of $5.50 per share or, by cashless exercise, if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice is not available for the resale of the Warrant Shares, and (ii) that the Series B Warrants are exercisable for cash at an exercise price of $0.0001 per share or, by cashless exercise, if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice is not available for the resale of the Warrant Shares.

Securities and Exchange Commission
January 27, 2010

3.
We note that pursuant to your agreement, you have registered for resale an amount of shares equal to 130% of the amount of shares actually issuable upon conversion of the Series C Preferred stock and related Series A and B warrants.  Please note that notwithstanding your agreement, you may only register for resale the number of shares that you in good faith believe that you will issue upon conversion or exercise of these securities.  Please tell us supplementally the basis upon which you believe you will issue 130% of the shares into which the securities are convertible or exercisable.

Response to Comment 3:

We have revised the Amendment to remove from registration the additional 30%.

Selling Stockholders, page 37

4.
If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities.  Unless a broker-dealer acquired the securities as compensation for underwriting activities, China XD Plastics must identify the broker-dealer as an underwriter in the prospectus.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.

Response to Comment 4:

We have included the following disclosure in the Amendment on page 18:

“None of the selling stockholders are broker-dealers.  However, two of the selling stockholders, Capital Ventures International and Oberweis China Opportunities Fund, are affiliates of broker-dealers.  Capital Ventures International and Oberweis China Opportunities Fund did not acquire the securities in the Financing as compensation for underwriting activities.  Further, they have each represented to us that they acquired the securities issued in the Financing in the ordinary course of business, and at the time of the purchase of the securities in the Financing, they had no agreements or understandings, directly or indirectly, with any person to distribute the securities.”

Securities and Exchange Commission
January 27, 2010

5.	If a selling stockholder is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased in the ordinary course of business the securities to be sold.

•	Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If China XD Plastics is unable to make the representations noted above in the prospectus, China XD Plastics must state in the prospectus that the selling stockholder is an underwriter.  Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

Response to Comment 5:

Please see the Company’s response to Comment 4, which includes the disclosure that the Company has included in the Amendment which the Company believes is also responsive to the Staff’s Comment 5.

6.	Describe briefly any continuing relationship of China XD Plastics with each selling stockholders.

Response to Comment 6:

We have included the following disclosure in the Amendment on page 18:

“In addition, except for the obligations we have to the selling stockholders pursuant to the terms of the Financing agreements, we do not have any continuing relationship with any of the selling stockholders.”

Interests of Named Experts and Counsel, page 24

7.	Include also the city in which counsel is located as required by paragraph 23 of Schedule A of the Securities Act.

Response to Comment 7:

We have included in the Amendment that counsel is located in Las Vegas, Nevada.

Securities and Exchange Commission
January 27, 2010

Additional Information, page 25

8.
We note the “not necessarily complete” language.  Clarify that China XD Plastics has disclosed in the prospectus all material provisions of any contract or any other document that is filed as an exhibit to the registration statement.

We have deleted the sentence containing the “not necessarily complete” language from the Amendment.

Your prompt attention to this filing would be greatly appreciated.  Please let us know if you have further questions. Thank you.

Very truly yours,

China XD Plastics Company Limited

By:           /s/   Taylor Zhang                                     .
 Name:  Taylor Zhang
                 Title:     Chief Financial Officer and Director